SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 25)
BELLUS HEALTH INC.
(Name of Company)
COMMON SHARES, NO PAR VALUE
(Title of class of securities)
07986A101
(CUSIP Number)
Dr. Francesco Bellini
Chairman and Chief Executive Officer
BELLUS Health Inc.
275 Armand Frappier Blvd.
Laval, Quebec H7V 4A7, Canada
(450) 680-4500
(Persons Authorized to Receive Notices and Communications)

June 3, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	07986A101	Schedule 13D	Page	2	of	24 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Picchio Pharma Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,450,429

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		11,450,429

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,450,429

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	22.2%

14	TYPE OF REPORTING PERSON

	HC, CO

CUSIP No.	07986A101	Schedule 13D	Page	3	of	24 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FMRC Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Alberta

	7	SOLE VOTING POWER

NUMBER OF		20,124,000[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,706,468[2]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,124,000[1]

WITH:	10	SHARED DISPOSITIVE POWER

11,706,468[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,830,468[2]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.4%

14	TYPE OF REPORTING PERSON

OO
1  Reflects the number of Common Shares that are issuable on conversion of the 20,124,000 Preferred Shares held by FMRC
2  As described in Item 4 of Amendment No. 17, FMRC is deemed to share beneficial ownership of the Common Shares owned by Picchio. Of the Common Shares held by Picchio, Alberta, a wholly owned subsidiary of FMRC, has the right to receive 5,725,215 Common Shares from Picchio, while VSV has the right to receive 5,725,214 Common Shares from Picchio, on or before June 30, 2009.

CUSIP No.	07986A101	Schedule 13D	Page	4	of	24 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John W. Churchill

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		20,124,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,706,468

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,124,000

WITH:	10	SHARED DISPOSITIVE POWER

		11,706,468

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	31,830,468

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	44.4%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	07986A101	Schedule 13D	Page	5	of	24 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vernon H. Strang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		20,124,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,706,468

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,124,000

WITH:	10	SHARED DISPOSITIVE POWER

		11,706,468

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	31,830,468

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	44.4%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	07986A101	Schedule 13D	Page	6	of	24 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victoria Square Ventures Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		22,844,704[3]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,450,429[4]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		22,844,704[3]

WITH:	10	SHARED DISPOSITIVE POWER

11,450,429[4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,295,133[4]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

46.0%

14	TYPE OF REPORTING PERSON

HC, CO
3  Includes 21,672,000 Common Shares that are issuable on conversion of the 21,672,000 Preferred Shares held by VSV.
4  Includes 11,450,429 Common Shares held through Picchio. Of the Common Shares held by Picchio, VSV has the right to receive 5,725,214 Common Shares from Picchio, while Alberta has the right to receive 5,725,215 Common Shares from Picchio, on or before June 30, 2009.

CUSIP No.	07986A101	Schedule 13D	Page	7	of	24 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Francesco Bellini

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		798,541[5]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,461,822[6]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		798,541[5]

WITH:	10	SHARED DISPOSITIVE POWER

1,461,822[6]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,260,363

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%

14	TYPE OF REPORTING PERSON

IN
5  Includes 178,541 Common Shares directly owned by Dr. Bellini, 480,000 Common Shares issuable under currently exercisable options (including 170,000 currently exercisable options held by Picchio International Inc., an entity controlled by Dr. Bellini), and 140,000 Common Shares which Dr. Bellini is entitled to receive pursuant to the Agreement with the Company dated as of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained.
6  Includes 1,461,822 Common Shares held of record by Dr. Bellini’s wife, Marisa Bellini, which Dr. Bellini may be deemed to own beneficially, but as to which he disclaims beneficial ownership.

CUSIP No.	07986A101	Schedule 13D	Page	8	of	24 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roberto Bellini

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		30,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,368,684[7]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		30,000

WITH:	10	SHARED DISPOSITIVE POWER

1,368,684[5]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,398,684

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%

14	TYPE OF REPORTING PERSON

IN
7  Roberto Bellini and Carlo Bellini are deemed to share beneficial ownership of 1,368,684 Common Shares held by Rocabe.

CUSIP No.	07986A101	Schedule 13D	Page	9	of	24 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlo Bellini

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		64,200

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,368,684[8]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		64,200

WITH:	10	SHARED DISPOSITIVE POWER

1,368,684[6]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,432,884

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%

14	TYPE OF REPORTING PERSON

IN
8  Carlo Bellini and Roberto Bellini are deemed to share beneficial ownership of 1,368,684 Common Shares held by Rocabe.

CUSIP No. 07986A101	Schedule 13D	Page 10 of 24 pages
This Amendment No. 25 amends the Schedule 13D filed on October 3, 2003, as amended (the “Statement”), and is filed by (i) Picchio Pharma, Inc., (ii) FMRC Family Trust, (iii) John W. Churchill, (iv) Vernon H. Strang, (v) Victoria Square Ventures Inc., (vi) Dr. Francesco Bellini, (vii) Roberto Bellini and (viii) Carlo Bellini, relating to the common shares, no par value (the “BELLUS Shares” or “Common Shares”), of BELLUS Health Inc. (formerly known as Neurochem Inc.), a corporation organized under the Canada Business Corporations Act (the “Company”). Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended hereby, all information previously filed remains in effect. All dollar amounts are in Canadian dollars, except as otherwise indicated.
This Amendment No. 25 is filed to report (i) the purchase of additional New Notes of the Company by each of VSV and Vitus pursuant to the terms of the Note Purchase Agreements between the Company and, respectively, VSV and Vitus, described in Amendments No. 23 and 24, (ii) the transfer of Common Shares owned by Luxco to Picchio, and (iii) a delay in the distribution of Common Shares from Picchio to Alberta and VSV.
ITEM 2. IDENTITY AND BACKGROUND
Item 2 is hereby amended by adding the following at the end thereof:
On May 25, 2009, Luxco was dissolved and its assets were transferred to Picchio.
ITEM 4. PURPOSE OF TRANSACTION
Item 6 is hereby incorporated in this Item 4. The transfer of Common Shares owned by Luxco to Picchio is part of a reorganization of interests held by the shareholders of Picchio in various entities, including the Company.
ITEM 5. INTEREST IN SECURITIES OF THE COMPANY
All references to 11,087,382 Common Shares held directly by Luxco are hereby amended to refer to such shares being held directly by Picchio.
Item 5(c) is hereby amended by adding the following at the end thereof:
On May 25, 2009, all 11,087,382 Common Shares held by Luxco were transferred to Picchio.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 is hereby amended by adding the following at the end thereof:
Pursuant to the Note Purchase Agreements, on June 3, 2009, VSV purchased $5.5 million in principal amount, and Vitus purchased $5.0 million in principal amount, of additional New Notes of the Company. In addition, the Company also issued $307,500 in principal amount of New Notes to each of VSV and Vitus, in

CUSIP No. 07986A101	Schedule 13D	Page 11 of 24 pages
payment of a set-up fee under the Note Purchase Agreements. The terms of the New Notes are described in Amendments 23 and 24. The forms of the Note Purchase Agreements and the New Notes are set forth in Exhibits AAA and BBB included with Amendment No. 24 and are incorporated into this Item 6 by reference.
Pursuant to the Alberta Memorandum and Picchio Note to Alberta set forth in Exhibits OO and PP included with Amendment No. 21, Alberta expects to receive 5,725,215 Common Shares from Picchio on or before June 30, 2009 (instead of April 30, 2009 as previously disclosed). Pursuant to the VSV Memorandum and Picchio Note to VSV set forth in Exhibits QQ and RR included with Amendment No. 21, VSV expects to receive 5,725,214 Common Shares from Picchio on or before June 30, 2009 (instead of April 30, 2009 as previously disclosed).

CUSIP No. 07986A101	Schedule 13D	Page 12 of 24 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: June 5, 2009

PICCHIO PHARMA INC.

By: Name:	/s/ Francesco Bellini Dr. Francesco Bellini
Title:	Chairman

CUSIP No. 07986A101	Schedule 13D	Page 13 of 24 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: June 5, 2009

FMRC FAMILY TRUST

By: Name:	/s/ Vernon H. Strang Vernon H. Strang
Title:	Trustee

CUSIP No. 07986A101	Schedule 13D	Page 14 of 24 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: June 5, 2009

/s/ John W. Churchill
JOHN W. CHURCHILL, Trustee

CUSIP No. 07986A101	Schedule 13D	Page 15 of 24 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: June 5, 2009

/s/ Vernon H. Strang
VERNON H. STRANG, Trustee

CUSIP No. 07986A101	Schedule 13D	Page 16 of 24 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: June 5, 2009

VICTORIA SQUARE VENTURES INC.

By: Name:	/s/ Stephane Lemay Stephane Lemay
Title:	Vice-President

CUSIP No. 07986A101	Schedule 13D	Page 17 of 24 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: June 5, 2009

/s/ Francesco Bellini
DR. FRANCESCO BELLINI

CUSIP No. 07986A101	Schedule 13D	Page 18 of 24 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: June 5, 2009

/s/ Roberto Bellini
ROBERTO BELLINI

CUSIP No. 07986A101	Schedule 13D	Page 19 of 24 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: June 5, 2009

/s/ Carlo Bellini
CARLO BELLINI

CUSIP No. 07986A101	Schedule 13D	Page 20 of 24 pages
EXHIBIT INDEX
EXHIBIT NAME

A.	Directors and Executive Officers of Power Corporation of Canada.[14]

B.	Persons who may be deemed in control of Victoria Square Ventures Inc. [14]

C.	Directors and Executive Officers of the Filing Persons. [14]

D.	Subscription Agreement by and among Neurochem Inc., P.P. Luxco Holdings II S.A.R.L. and Picchio Pharma Inc., dated July 25, 2002. [1]

E.	Amended and Restated Shareholders Agreement, dated November 9, 2006 by and among Power Investment Technology Corporation, FMRC Family Trust, Picchio Pharma Inc. and Dr. Francesco Bellini. [11]

F.	Warrant dated July 25, 2002. [1]

G.	Warrant dated February 18, 2003.[1]

H.	Joint Filing Agreement.[11]

I.	Memorandum of Agreement between Torquay Consultadoria y Servicios LDA and Power Tech, dated May 5, 2004, with an effective date of May 6, 2004.[2]

J.	Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of April 30, 2004. [2]

K.	Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of May 27, 2004 up until August 31, 2004. [11]

L.	Memorandum of Agreement, dated as of May 28, 2004, by and between DKR Saturn Event Driven Holding Fund Ltd. and Power Tech.[3]

M.	Memorandum of Agreement, dated as of May 28, 2004, by and between DKR Saturn Multi-Strategy Holding Fund Ltd. and Power Tech.[3]

N.	Memorandum of Agreement, dated as of July 22, 2004, by and between Viking Global Equities LP and Power Tech.[3]

O.	Memorandum of Agreement, dated as of July 22, 2004, by and between VGE III Portfolio Ltd. and Power Tech.[3]

P.	Credit Agreement, dated as of July 30, 2004, by and between Picchio and National Bank of Canada.[4]

CUSIP No. 07986A101	Schedule 13D	Page 21 of 24 pages

Q.	Pledge Agreement, dated July 30, 2004 by and between Luxco and National Bank of Canada.[4]

R.	Guarantee Agreement, dated July 30, 2004 by and between Luxco and National Bank of Canada.[4]

S.	Commitment Letter, dated February 14, 2005.[5]

T.	Agreement made as of December 1, 2004 by and between the Company and Dr. Bellini.[5]

U.	Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of March 3, 2005.[6]

V.	Acknowledgement of Debt, made on March 9, 2005, by and between Vern Strang As Trustee of The FMRC Family Trust and 18056 Yukon Inc.[6]

W.	Underwriting Agreement by and among Neurochem Inc., UBS Securities LLC, CIBC World Markets Corp., Piper Jaffray & Co., Desjardins Securities Inc., Wells Fargo Securities, LLC, BMO Nesbitt Burns Inc., and Fortis Securities LLC (Incorporated by reference to Exhibit 3 to the Company’s registration statement on Form F-10 filed with the Securities and Exchange Commission (file no. 333-122965) on March 4, 2005).

X.	Notice of Pledge, dated April 21, 2005, by Luxco to National Bank of Canada. [6]

Y.	Credit Agreement, dated January 26, 2006 by and between Picchio and National Bank of Canada.[7]

Z.	Guarantee Agreement, dated January 26, 2006 by and between Luxco and National Bank of Canada.[7]

AA.	Pledge Agreement, dated January 26, 2006 by and between Luxco and National Bank of Canada.[7]

BB.	Indenture dated as of November 9, 2006 by and between the Company and The Bank of New York, as trustee.[7]

CC.	Registration Rights Agreement dated as of November 9, 2006 by and between the Company and UBS Securities LLC.[8]

DD.	Voting Agreement dated as of May 1, 2007 by and among the Company and the Shareholders.[9]

EE.	Lock-Up Agreement dated as of May 1, 2007 by and among the Company and Dr. Bellini.[12]

FF.	Consent and Intervention dated July 12, 2007 by and among Vern Strang es qualité Trustee of The FMRC Family Trust, Dr. Francesco Bellini, 18056 Yukon Inc., 1324286 Alberta Ltd., Power Technology Investment Corporation and Picchio Pharma Inc.[10]

CUSIP No. 07986A101	Schedule 13D	Page 22 of 24 pages

GG.	Consent, Intervention and Amendment, dated October 17, 2007 by and among 18056 Yukon Inc., Rocabe Investments Inc., Roberto Bellini, Carlo Bellini, Power Technology Investment Corporation, Picchio Pharma Inc., Vern Strang as trustee of FMRC Family Trust, Dr. Francesco Bellini and 1324286 Alberta Ltd.[11]

HH.	Promissory Note dated October 17, 2007. [11]

II.	Letter dated October 23, 2008 from Dr. Francesco Bellini to BELLUS Health Inc., Picchio Pharma Inc. and Power Technology Investment Corporation.[13]

JJ.	Press Release dated October 21, 2008 issued by BELLUS Health Inc.[13]

KK.	Consent by 1324286 Alberta Ltd., Rocabe Investments Inc., and Power Technology Investment Corporation to transfer of the Picchio Pharma Inc. shares held by Power Technology Investment Corporation to Victoria Square Ventures Inc. dated December 9, 2008. [14]

LL.	Intervention between Victoria Square Ventures Inc. and Power Technology Investment Corporation dated December 9, 2008. [14]

MM.	Form of First Amendment to Indenture between BELLUS Health Inc. and The Bank of New York Mellon, as trustee. [14]

NN.	Promissory Note, dated December 18, 2008, from 1324286 Alberta Ltd. to Victoria Square Ventures Inc. [15]

OO.	Memorandum of Agreement, dated December 18, 2008, by and between Picchio Pharma Inc. and 1324286 Alberta Ltd. [15]

PP.	Promissory Note, dated December 18, 2008, from Picchio Pharma Inc.. to 1324286 Alberta Ltd. [15]

QQ.	Memorandum of Agreement, dated December 18, 2008, by and between Picchio Pharma Inc. and Victoria Square Ventures Inc. [15]

RR.	Promissory Note, dated December 18, 2008, from Picchio Pharma Ltd. to Victoria Square Ventures Inc. [15]

SS.	Memorandum of Agreement, dated December 18, 2008, by and between Picchio Pharma Inc. and Victoria Square Ventures Inc., relating to the Class P special shares. [15]

TT.	Memorandum of Agreement, dated December 18, 2008, by and between Picchio Pharma Inc. and Rocabe Investments Inc., relating to the Class F special shares. [15]

CUSIP No. 07986A101	Schedule 13D	Page 23 of 24 pages

UU.	Board Representative Agreement, dated December 18, 2008, among Victoria Square Ventures Inc., 1324286 Alberta Ltd. and BELLUS Health Inc. [15]

VV.	Financing letter, dated February 25, 2009, from FMRC Family Trust to BELLUS Health Inc. [16]

WW.	Financing letter, dated February 25, 2009, from Victoria Square Ventures Inc. to BELLUS Health Inc. [16]

XX.	Form of Amendment, dated as of February 1, 2009, by and between BELLUS Health Inc. and the note holders listed on the signature pages thereto (incorporated by reference to Exhibit 99.1 to the Form 6-K of BELLUS Health Inc. filed on February 18, 2009).

YY.	Letter Agreement with Victoria Square Ventures Inc. dated March 30, 2009 and accepted by the Company on March 31, 2009.[17]

ZZ.	Letter Agreement with Vitus Investments III Private Limited dated March 30, 2009 and accepted by the Company on March 31, 2009.[17]

AAA.	Note Purchase Agreement dated April 16, 2009 between Victoria Square Ventures Inc. and the Company. [18]

BBB.	Note Purchase Agreement dated April 16, 2009 between Vitus Investments III Private Limited and the Company. [18]

CCC.	Board Representation Agreement dated April 16, 2009 between Victoria Square Ventures Inc. and the Company. [18]

DDD.	Board Representation Agreement dated April 16, 2009 between Vitus Investments III Private Limited and the Company. [18]

EEE.	Undertaking dated April 16, 2009 by Victoria Square Ventures Inc., Vitus Investments III Private Limited and the Company in favor of the Toronto Stock Exchange. [18]

1	Previously filed with Schedule 13D on October 3, 2003.

2	Previously filed with Amendment No. 2 to Schedule 13D on May 11, 2004.

3	Previously filed with Amendment No. 3 to Schedule 13D on July 26, 2004.

4	Previously filed with Amendment No. 4 to Schedule 13D on August 2, 2004.

5	Previously filed with Amendment No. 7 to Schedule 13D on March 9, 2005.

6	Previously filed with Amendment No. 8 to Schedule 13D on April 25, 2005.

7	Previously filed with Amendment No. 12 to Schedule 13D on August 22, 2006.

8	Previously filed with Amendment No. 14 to Schedule 13D on November 13, 2006.

9	Previously filed with Amendment No. 15 to Schedule 13D on May 3, 2007.

CUSIP No. 07986A101	Schedule 13D	Page 24 of 24 pages

10	Previously filed with Amendment No. 16 to Schedule 13D on July 16, 2007.

11	Previously filed with Amendment No. 17 to Schedule 13D on October 22, 2007.

12	Previously filed with Amendment No. 18 to Schedule 13D on March 20, 2008.

13	Previously filed with Amendment No. 19 to Schedule 13D on November 5, 2008.

14	Previously filed with Amendment No. 20 to Schedule 13D on December 10, 2008.

15	Previously filed with Amendment No. 21 to Schedule 13D on December 22, 2008.

16	Previously filed with Amendment No. 22 to Schedule 13D on February 27, 2009.

17	Previously filed with Amendment No. 23 to Schedule 13D on April 6, 2009.

18	Previously filed with Amendment No. 24 to Schedule 13D on April 21, 2009.